UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934
For the month of October 2011
Commission File Number 1-14542
ASIA PACIFIC WIRE & CABLE CORPORATION LIMITED
(Translation of registrant’s name into English)
Room B 7/Fl., No. 132
Min-Sheng East Road, Sec. 3, Taipei, 105, Taiwan
Republic of China
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☑  Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

     Attached hereto as exhibits 99.1, 99.2, 99.3, 99.4, 99.5, 99.6, 99.7 and 99.8 are (i) the Notice of, and Proxy Statement for, the 2011 Annual General Meeting of shareholders held on October 7, 2011 (the “2011 AGM”); (ii) the Proxy Card for the 2011 AGM; (iii) a press release issued by the registrant on June 14, 2011; (iv) a press release issued by the registrant on July 11, 2011; (v) a press release issued by the registrant on August 19, 2011; (vi) a press release issued by the registrant on September 16, 2011; (vii) a press release issued by the registrant on September 30, 2011; and (viii) a press release issued by the registrant on October 31, 2011.

Exhibit 99.1	Notice of, and Proxy Statement for, the Annual General Meeting of Shareholders held on October 7, 2011.

Exhibit 99.2	Proxy Card for Annual General Meeting of Shareholders held on October 7, 2011.

Exhibit 99.3	Press Release, dated June 14, 2011, reporting unaudited financial results for the first quarter ended March 31, 2011.

Exhibit 99.4	Press Release, dated July 11, 2011, announcing presentation at the 2011 GHS Conference.

Exhibit 99.5	Press Release, dated August 19, 2011, announcing the record date for the 2011 Annual General Meeting of the shareholders.

Exhibit 99.6	Press Release, dated September 16, 2011, providing further notice of the 2011 Annual General Meeting of the shareholders and announcing certain unaudited financial and operating results in advance of the 2011 Annual General Meeting of the shareholders.

Exhibit 99.7	Press Release, dated September 30, 2011, announcing agreement to sell interest in Shandong Pacific Fiber-Optic Joint Venture.

Exhibit 99.8	Press Release, dated October 31, 2011, announcing the results of the Annual General Meeting of the shareholders and certain other business developments.

Signatures
EX-99.1
EX-99.2
EX-99.3
EX-99.4
EX-99.5
EX-99.6
EX-99.7
EX-99.8

Signatures
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ASIA PACIFIC WIRE & CABLE CORPORATION LIMITED
By:	/s/ Yuan Chun Tang
	Name:	Yuan Chun Tang
	Title:	Chief Executive Officer

Date: November 3, 2011

Exhibit 99.1	Notice of, and Proxy Statement for, the Annual General Meeting of Shareholders held on October 7, 2011.

Exhibit 99.2	Proxy Card for Annual General Meeting of Shareholders held on October 7, 2011.

Exhibit 99.3	Press Release, dated June 14, 2011, reporting unaudited financial results for the first quarter ended March 31, 2011.

Exhibit 99.4	Press Release, dated July 11, 2011, announcing presentation at the 2011 GHS Conference.

Exhibit 99.5	Press Release, dated August 19, 2011, announcing the record date for the 2011 Annual General Meeting of the shareholders.

Exhibit 99.6	Press Release, dated September 16, 2011, providing further notice of the 2011 Annual General Meeting of the shareholders and announcing certain unaudited financial and operating results in advance of the 2011 Annual General Meeting of the Shareholders.

Exhibit 99.7	Press Release, dated September 30, 2011, announcing agreement to sell interest in Shandong Pacific Fiber-Optic Joint Venture.

Exhibit 99.8	Press Release, dated October 31, 2011, announcing the results of the Annual General Meeting of the shareholders and certain other business developments.